Exhibit 1 TDK Corporation 1-13-1, Nihonbashi Chuo-ku, Tokyo 103-8272 Japan
Contacts;
TDK Corporation (Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK UK Limited	Ron Matier	+44(1737)773773

FOR IMMEDIATE RELEASE

TOKYO — February 5, 2003  TDK Corporation today announced its consolidated business results prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”) for the 3rd quarter (Qtr.) of fiscal year (FY) 2003, the three months ended December 31, 2002, and for the nine-month-period from April 1, 2002 through December 31, 2002;

1) Summary

     Consolidated results (October 1, 2002 - December 31, 2002)

	The 3rd Qtr. of FY2003			The 3rd Qtr. of FY2002
Term	(October 1, 2002 - December 31, 2002)			(Oct. 1, 2001 - Dec. 31, 2001)		Change

Items	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	161,678	100.0	1,347,317	148,036	100.0	13,642	9.2

Operating income (loss)	6,172	3.8	51,433	(14,171)	-9.6	20,343	—
Income (loss) before income taxes	6,055	3.7	50,458	(13,805)	-9.3	19,860	—

Net income (loss)	4,575	2.8	38,125	(9,759)	-6.6	14,334	—

Net income (loss) per common share	Yen 34.49		U.S.$0.29	Yen (73.45)

     (Sales breakdown)

	The 3rd Qtr. of FY2003			The 3rd Qtr. of FY2002
Term	(October 1, 2002 - December 31, 2002)			(Oct. 1, 2001 - Dec. 31, 2001)		Change

Products	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	121,864	75.4	1,015,534	107,583	72.7	14,281	13.3
Electronic materials	41,553	25.7	346,275	39,384	26.6	2,169	5.5
Electronic devices	28,868	17.9	240,567	26,048	17.6	2,820	10.8
Recording devices	47,818	29.6	398,484	38,259	25.9	9,559	25.0
Semiconductors & others	3,625	2.2	30,208	3,892	2.6	(267)	-6.9
Recording media & systems	39,814	24.6	331,783	40,453	27.3	(639)	-1.6

Total sales	161,678	100.0	1,347,317	148,036	100.0	13,642	9.2

Overseas sales	118,638	73.4	988,650	107,179	72.4	11,459	10.7

Notes:
1.	The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
2.	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.
3.	Consolidated results for the 3rd quarter of FY2003 and FY2002 are unaudited by independent auditors.
4.	U.S.$1 = Yen 120

1/12

CONSOLIDATED

9 months consolidated results

Consolidated results (April 1, 2002 - December 31, 2002)	Prepared in the U.S. GAAP

	The nine-month-period of FY2003			The nine-month-period of FY2002
Term	(April 1, 2002 - December 31, 2002)			(Apr. 1, 2001 - Dec. 31, 2001)		Change

Items	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	458,058	100.0	3,817,150	418,822	100.0	39,236	9.4

Operating income (loss)	16,191	3.5	134,925	(16,982)	-4.1	33,173	—
Income (loss) before income taxes	13,691	3.0	114,092	(16,887)	-4.0	30,578	—

Net income (loss)	9,220	2.0	76,833	(7,927)	-1.9	17,147	—

Net income (loss) per common share	Yen 69.47		U.S.$0.58	Yen (59.67)

(Sales breakdown)

	The nine-month-period of FY2003			The nine-month-period of FY2002
Term	(April 1, 2002 - December 31, 2002)			(Apr. 1, 2001 - Dec. 31, 2001)		Change

Products	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components	356,136	77.7	2,967,800	317,190	75.7	38,946	12.3
Electronic materials	130,471	28.5	1,087,258	120,751	28.8	9,720	8.0
Electronic devices	88,161	19.2	734,675	80,312	19.2	7,849	9.8
Recording devices	125,991	27.5	1,049,925	102,281	24.4	23,710	23.2
Semiconductors & others	11,513	2.5	95,942	13,846	3.3	(2,333)	-16.8
Recording media & systems	101,922	22.3	849,350	101,632	24.3	290	0.3

Total sales	458,058	100.0	3,817,150	418,822	100.0	39,236	9.4

Overseas sales	330,729	72.2	2,756,075	292,795	69.9	37,934	13.0

Notes:
1.	The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
2.	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.
3.	Consolidated results for the nine-month-period of FY2003 and FY2002 are unaudited by independent auditors.
4.	U.S.$1 = Yen 120

2/12

2) Business Results and Financial Position

1.	Summary

Consolidated results for the third quarter of fiscal 2003, the three-month period from October 1, 2002 to December 31, 2002, are as follows.

TDK posted net sales of ¥161,678 million (US$1,347,317 thousand), 9.2% higher than one year earlier, amid very difficult economic conditions around the world. Operating income was ¥6,172 million (US$51,433 thousand), compared with an operating loss of ¥14,171 million in the previous fiscal year’s third quarter. Furthermore, income before income taxes was ¥6,055 million (US$50,458 thousand), compared with a loss before income taxes of ¥13,805 million one year earlier, and net income improved from a loss of ¥9,759 million to income of ¥4,575 million (US$38,125 thousand). The result was net income per common share of ¥34.49 (US$0.29). This performance reflects the benefits of structural reforms that TDK began enacting in the prior fiscal year, enabling TDK and its consolidated subsidiaries to overcome challenges posed by a persistently difficult operating environment.

Average third-quarter yen exchange rates for the U.S. dollar and euro were ¥122.6 and ¥122.5, respectively. The yen appreciated 0.7% versus the dollar but declined 10.8% versus the euro, compared with the previous fiscal year’s third quarter. TDK estimates that these changes in the yen’s value had the net effect of increasing net sales by approximately ¥1.3 billion and lowering operating income by approximately ¥0.4 billion. The strength of the euro was the main reason for the positive impact on net sales. The negative impact on operating income was mainly attributable to a slightly weaker U.S. dollar relative to the yen and an operating loss in Europe, which was caused by actions associated with the structural reforms (refer to “Geographic segment information” on page 11).

(Sales by Segment)
Results by business segment were as follows.

Electronic materials and components segment
Net sales in this segment increased 13.3% to ¥121,864 million (US$1,015,534 thousand). Sales by product sector were as follows.

Electronic materials
Sales in the electronic materials sector rose 5.5% to ¥41,553 million (US$346,275 thousand).
(Capacitors) Net sales of capacitors were higher year on year but slightly lower than in the current fiscal year’s second quarter. Automotive sales remained strong due to the increasing use of electronics in automobiles. However, total sales felt the effects of strong demands for price reductions from all user categories. Additionally, orders from manufacturers of audio and visual products declined as stepped-up output levels for the Christmas sales season were curtailed late in the third quarter.
(Ferrite cores and magnets) Demand was strong for ferrite cores used in LCD backlights and in power supplies, mainly for digital audio and visual products. Offsetting this strength was soft demand for cores used in information and communications applications and deflection yoke cores, a key component of TVs and computer monitors. The net result was generally flat sales of ferrite cores. Magnet sales increased, backed by solid demand for motor magnets, particularly for automotive requirements.

3/12

Electronic devices
In the electronic devices sector, sales increased 10.8% to ¥28,868 million (US$240,567 thousand).
(Inductive devices) Inductive devices sales were higher because of the growing use of automotive electronics and higher sales volumes, compared with one year ago, for communications applications. This outweighed the effects of lower output by manufacturers of audio and visual products, which affected capacitor orders in the same way.
(High-frequency components) Orders from manufacturers of mobile phones and other types of communications products have been gradually turning upward since August 2002. Increased volumes thus enabled TDK to post higher sales despite the need to acquiesce to strong demands for price reductions.
(Other products) Overall, sales in this sector increased. Growth was paced by brisk sales of actuators and chip varistors used in PCs and peripherals and communications products. DC-DC converter sales declined as video game hardware manufacturers cut back production levels as the end of the Christmas sales season neared.

Recording devices
Sales of recording devices surged 25.0% to ¥47,818 million (US$398,484 thousand). One factor was a recovery in TDK’s market share in HDD heads, particularly 40 gigabyte/disk HDD heads. Additionally, the average number of heads used per HDD did not decline as rapidly as had been expected. Total demand for HDD heads remained high as a result, and sales climbed. Sales of other heads were higher as well, supported in part by rising orders for heads for high-capacity FDDs.

Semiconductors & others
In this sector, sales declined 6.9% to ¥3,625 million (US$30,208 thousand). Capital expenditures for communications infrastructure systems continued to be soft, bringing down sales of semiconductors for WAN/LAN applications and set-top box modems.

Recording media & systems segment
Segment sales were down 1.6% to ¥39,814 million (US$331,783 thousand). Audiotape and videotape sales fell in line with shrinking overall demand. Optical discs posted higher sales. Sales prices of CD-Rs, the largest component of this category, declined, but the sales volume increased. Demand for these discs is rising now that CD-R drives have become standard on many PCs. DVD sales continued to climb. Growth in these two categories offset declining demand for MDs. Sales of software and tape-based data storage media for computers were both higher. However, sales growth in optical discs and other categories was insufficient to offset the decline in sales of audiotapes and certain other products.

4/12

(Sales by Region)
By region, sales in Japan increased 5.3% to ¥43,040 million (US$358,667 thousand). This was mainly attributable to a rebound in the market share of recording devices, which outweighed a decrease in sales in the recording media & systems segment linked to shrinking demand for audiotapes. In the Americas, sales decreased 1.4% to ¥28,134 million (US$234,450 thousand) as sales in both the electronic materials and components and the recording media & systems segments were slightly lower. In Europe, sales were up 2.9% to ¥21,998 million (US$183,317 thousand), partly reflecting strong sales of automotive components in the electronic materials and components segment. The main reason for the increase in sales in Europe, however, was the strength of the euro against the yen, compared with the same period of the previous fiscal year. In Asia (excluding Japan) and Others, sales rose 19.6% to ¥68,506 million (US$570,883 thousand). TDK regained market share in the recording devices sector and both electronic materials and electronic devices posted sales gains.

The overall result was a 10.7% rise in overseas sales year on year to ¥118,638 million (US$988,650 thousand). Overseas sales accounted for 73.4% of consolidated net sales, a 1.0 percentage point increase from 72.4% in the previous year’s third quarter.

2.	Cash Flows

Cash flows from operating activities
Net cash provided by operating activities was ¥19,387 million (US$161,558 thousand), ¥16,135 million more than in the previous fiscal year’s third quarter. There was a net improvement of ¥14,334 million in net income and a small decrease in depreciation and amortization. Among items related to changes in assets and liabilities, there was an increase in trade receivables and decreases in inventories and trade payables.

Cash flows from investing activities
Net cash used in investing activities was ¥8,288 million (US$69,066 thousand), a decrease of ¥4,172 million. This was mainly attributable to a year-on-year decline in capital expenditures of ¥4,506 million to ¥8,453 million.

Cash flows from financing activities
Net cash used in financing activities was ¥3,420 million (US$28,500 thousand), a decrease of ¥2,096 million. There was a decline in repayment of short-term debt, compared with the corresponding period of the previous fiscal year, and dividends paid were down by ¥670 million to ¥3,316 million.

5/12

3.	Fiscal 2003 Projections

TDK’s consolidated and non-consolidated projections for fiscal 2003, the year ending March 31, 2003, as announced in October 2002, have been revised as follows. The projections are based principally on the following assumptions:

•	TDK is assuming an average yen-U.S. dollar exchange rate of ¥120 for the fourth quarter of fiscal 2003, the same rate as was assumed in October 2002 for the second half of fiscal 2003.
•	TDK does not foresee a strong recovery in demand for electronic materials and electronic devices, due to growing uncertainty in the world economy from TDK’s previous announcement in October last year. Consequently, TDK expects difficult market conditions to persist in the fourth quarter.
•	Fourth-quarter sales of HDD heads, the mainstay product in the recording devices sector, are expected to be on a par with third-quarter sales. This projection is based on the strong support for TDK’s products from customers and solid orders. There are, however, certain risks relating to the complexities of the technology.

Consolidated Projections for Fiscal 2003

		% Change
	Revised Projection	from FY02	As of October
		or FY02	2002
	¥ millions	Result	¥ millions

Net sales	¥608,100	6.6%	¥585,000
Operating income (loss)	20,200	-43,722	20,000
Income (loss) before income taxes	17,700	-43,697	18,300
Net income (loss)	12,600	-25,771	13,000

Note:	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and has applied EITF 01-9 retroactively, restating net sales for fiscal 2002. The changes were calculated based on these revisions.

Non-Consolidated Projections for Fiscal 2003

		% Change
	Revised Projection	from FY02	As of October
		or FY02	2002
	¥ millions	Result	¥ millions

Net sales	¥320,700	0.9%	¥320,000
Operating income (loss)	800	-8,507	1,800
Current income	5,700	-24.8%	6,300
Net income (loss)	-1,400	-3,794	300

6/12

Cautionary Statement About Projections
This earnings release contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies that are not historical facts. These forward-looking statements are based on current forecasts, estimates, assumptions, plans, beliefs and evaluations in light of information available to management on the date of this earnings release.

In preparing forecasts and estimates, TDK and its group companies have used as their basis, certain assumptions as necessary, in addition to confirmed historical facts. However, due to their nature, there is no guarantee that these statements and assumptions will prove to be accurate in the future. TDK therefore wishes to caution readers that these statements, facts and certain assumptions contained in this earnings release are subject to a number of risks and uncertainties and may prove to be inaccurate.

The electronics markets in which TDK and its group companies operate are highly susceptible to rapid changes. Furthermore, TDK and its group companies operate not only in Japan, but in many other countries. As such, factors that can have significant effects on its results include, but are not limited to, shifts in technology, demand, prices, competition, economic environments and foreign exchange rates.

The premises and assumptions used in computing the projections in this earnings release include, but are not limited to, those explained above.

7/12

CONSOLIDATED

3) Statements of income

[ 3rd Qtr. results ]

	The 3rd Qtr. of FY2003			The 3rd Qtr. of FY2002
Term	(October 1, 2002 - December 31, 2002)			(Oct. 1, 2001 - Dec. 31, 2001)		Change

Items	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	161,678	100.0	1,347,317	148,036	100.0	13,642	9.2
Cost of sales	123,018	76.1	1,025,150	123,721	83.6	(703)	-0.6
Gross profit	38,660	23.9	322,167	24,315	16.4	14,345	59.0
Selling, general and administrative expenses	29,912	18.5	249,267	31,204	21.1	(1,292)	-4.1
Restructuring cost	2,576	1.6	21,467	7,282	4.9	(4,706)	-64.6
Operating income (loss)	6,172	3.8	51,433	(14,171)	-9.6	20,343	—
Other income (deductions):
Interest and dividend income	312		2,600	379		(67)
Interest expense	(158)		(1,316)	(309)		151
Foreign exchange gain (loss)	(128)		(1,067)	977		(1,105)
Other-net	(143)		(1,192)	(681)		538
Total other income (deductions)	(117)	-0.1	(975)	366	0.3	(483)	—
Income (loss) before income taxes	6,055	3.7	50,458	(13,805)	-9.3	19,860	—
Income taxes	1,233	0.7	10,275	(4,173)	-2.8	5,406	—
Income (loss) before minority interests	4,822	3.0	40,183	(9,632)	-6.5	14,454	—
Minority interests	(247)	-0.2	(2,058)	(127)	-0.1	(120)	-94.5
Net income (loss)	4,575	2.8	38,125	(9,759)	-6.6	14,334	—

Net income (loss) per common share	Yen 34.49		U.S.$0.29	Yen (73.45)

Average common shares outstanding	132,632 thousands			132,861 thousands

[ 9 months period results ]

	The nine-month-period of FY2003			The nine-month-period of FY2002
Term	(April 1, 2002 - December 31, 2002)			(Apr. 1, 2001 - Dec. 31, 2001)		Change

Items	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Net sales	458,058	100.0	3,817,150	418,822	100.0	39,236	9.4
Cost of sales	346,756	75.7	2,889,633	337,030	80.5	9,726	2.9
Gross profit	111,302	24.3	927,517	81,792	19.5	29,510	36.1
Selling, general and administrative expenses	89,108	19.5	742,567	90,378	21.6	(1,270)	-1.4
Restructuring cost	6,003	1.3	50,025	8,396	2.0	(2,393)	-28.5
Operating income (loss)	16,191	3.5	134,925	(16,982)	-4.1	33,173	—
Other income (deductions):
Interest and dividend income	1,020		8,500	1,667		(647)
Interest expense	(356)		(2,967)	(981)		625
Foreign exchange gain (loss)	(1,827)		(15,225)	463		(2,290)
Other-net	(1,337)		(11,141)	(1,054)		(283)
Total other income (deductions)	(2,500)	-0.5	(20,833)	95	0.1	(2,595)	—
Income (loss) before income taxes	13,691	3.0	114,092	(16,887)	-4.0	30,578	—
Income taxes	3,989	0.9	33,242	(7,750)	-1.8	11,739	—
Income (loss) before minority interests	9,702	2.1	80,850	(9,137)	-2.2	18,839	—
Minority interests	(482)	-0.1	(4,017)	1,210	0.3	(1,692)	—
Net income (loss)	9,220	2.0	76,833	(7,927)	-1.9	17,147	—

Net income (loss) per common share	Yen 69.47		U.S.$0.58	Yen (59.67)

Notes:
1.	The figures for net income (loss) per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).
2.	TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.
3.	Above statements of income for FY 2003 and FY 2002 are unaudited by independent auditors.
4.	U.S.$1=Yen 120

8/12

CONSOLIDATED

4) Balance sheets

ASSETS

Term	As of December 31, 2002			As of Sep. 30, 2002		Change	As of Mar. 31, 2002

Items	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current assets	413,265	56.5	3,443,875	406,300	55.8	6,965	399,206	53.2
Cash and cash equivalents	154,415		1,286,792	147,822		6,593	125,761
Net trade receivables	147,921		1,232,675	137,796		10,125	142,827
Inventories	76,433		636,942	83,714		(7,281)	91,149
Other current assets	34,496		287,466	36,968		(2,472)	39,469

Noncurrent assets	318,142	43.5	2,651,183	321,374	44.2	(3,232)	350,704	46.8
Investments and advances	19,464		162,200	19,309		155	24,265
Net property, plant and equipment	236,246		1,968,716	244,040		(7,794)	265,590
Other assets	62,432		520,267	58,025		4,407	60,849

TOTAL	731,407	100.0	6,095,058	727,674	100.0	3,733	749,910	100.0

LIABILITIES AND STOCKHOLDERS' EQUITY

Term	As of December 31, 2002			As of Sep. 30, 2002		Change	As of Mar. 31, 2002

Items	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	(Yen millions)%

Current liabilities	99,079	13.5	825,658	99,683	13.7	(604)	110,341	14.7
Short-term debt	1,782		14,850	1,834		(52)	2,312
Trade payables	55,752		464,600	55,896		(144)	52,609
Accrued expenses	24,211		201,758	26,231		(2,020)	23,757
Income taxes	2,324		19,367	2,484		(160)	2,546
Other current liabilities	15,010		125,083	13,238		1,772	29,117

Noncurrent liabilities	69,234	9.5	576,950	58,971	8.1	10,263	51,049	6.8
Long-term debt, excluding current installments	195		1,625	255		(60)	459
Retirement and severance benefits	67,041		558,675	58,318		8,723	49,992
Deferred income taxes	1,998		16,650	398		1,600	598
Total liabilities	168,313	23.0	1,402,608	158,654	21.8	9,659	161,390	21.5

Minority interests	4,656	0.6	38,800	4,425	0.6	231	4,593	0.6

Common stock	32,641		272,008	32,641		—	32,641
Additional paid-in capital	63,051		525,425	63,051		—	63,051
Legal reserve	15,955		132,958	15,955		—	15,683
Retained earnings	523,118		4,359,317	521,859		1,259	520,143
Accumulated other comprehensive income (loss)	(71,476)		(595,633)	(64,100)		(7,376)	(43,999)
Treasury stock	(4,851)		(40,425)	(4,811)		(40)	(3,592)
Total stockholders’ equity	558,438	76.4	4,653,650	564,595	77.6	(6,157)	583,927	77.9

TOTAL	731,407	100.0	6,095,058	727,674	100.0	3,733	749,910	100.0

Total common shares outstanding	132,626 thousands			132,634 thousands			132,860 thousands

Notes:
1.	Balance sheets as of December 31, 2002 is unaudited by independent auditors.
2.	U.S.$1 = Yen 120

9/12

CONSOLIDATED

5) Statements of cash flows

	The 3rd Qtr. of FY2003		The 3rd Qtr. of FY2002
Term	(October 1, 2002 - December 31, 2002)		(Oct. 1, 2001 - Dec. 31, 2001)

Items	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income (loss)	4,575	38,125	(9,759)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,449	120,408	15,696
Loss on disposal of property and equipment	1,099	9,158	1,124
Deferred income taxes	180	1,500	(4,766)
Loss on securities	79	658	443
Changes in assets and liabilities:
Increase in trade receivables	(9,479)	(78,991)	(6,908)
Decrease in inventories	6,974	58,117	12,582
Decrease in trade payables	(1,048)	(8,733)	(2,849)
Decrease in income taxes	(134)	(1,117)	(2,446)
Other-net	2,692	22,433	135

Net cash provided by operating activities	19,387	161,558	3,252

Cash flows from investing activities:
Capital expenditures	(8,453)	(70,442)	(12,959)
Payment for purchase of investments	(14)	(116)	(803)
Other-net	179	1,492	1,302

Net cash used in investing activities	(8,288)	(69,066)	(12,460)

Cash flows from financing activities:
Repayment of long-term debt	(69)	(575)	(170)
Increase (decrease) in short-term debt	5	41	(1,356)
Payment to acquire treasury stock	(40)	(333)	(4)
Dividends paid	(3,316)	(27,633)	(3,986)

Net cash used in financing activities	(3,420)	(28,500)	(5,516)

Effect of exchange rate changes on cash and cash equivalents	(1,086)	(9,050)	5,576
Net increase (decrease) in cash and cash equivalents	6,593	54,942	(9,148)
Cash and cash equivalents at beginning of period	147,822	1,231,850	126,709
Cash and cash equivalents at end of period	154,415	1,286,792	117,561

Notes:	1.	Above statements of cash flows for FY 2003 and FY 2002 are unaudited by independent auditors.
	2.	U.S.$1=Yen 120

10/12

CONSOLIDATED

6) Segment information

     The following industry and geographic segment information are required by the Japanese Securities Exchange Law. Segment information is unaudited.
     TDK adopted the Emerging Issues Task Force Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” from the fiscal year beginning April 1, 2002 and the prior year’s consolidated financial statements have been restated for the change, accordingly.

1. Industry segment information

	The 3rd Qtr. of FY2003			The 3rd Qtr. of FY2002
Term	(Oct. 1, 2002 - Dec. 31, 2002)			(Oct. 1, 2001 - Dec. 31, 2001)		Change

Products	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Electronic materials and components
Net sales	121,864	100.0	1,015,534	107,583	100.0	14,281	13.3
Unaffiliated customers	121,864		1,015,534	107,583		14,281	13.3
Intersegment	—		—	—		—	—
Operating expenses	116,043	95.2	967,026	120,734	112.2	(4,691)	-3.9
Operating income (loss)	5,821	4.8	48,508	(13,151)	-12.2	18,972	—

Recording media & systems
Net sales	39,814	100.0	331,783	40,453	100.0	(639)	-1.6
Unaffiliated customers	39,814		331,783	40,453		(639)	-1.6
Intersegment	—		—	—		—	—
Operating expenses	39,463	99.1	328,858	41,473	102.5	(2,010)	-4.8
Operating income (loss)	351	0.9	2,925	(1,020)	-2.5	1,371	—

TOTAL
Net sales	161,678	100.0	1,347,317	148,036	100.0	13,642	9.2
Unaffiliated customers	161,678		1,347,317	148,036		13,642	9.2
Intersegment	—		—	—		—	—
Operating expenses	155,506	96.2	1,295,884	162,207	109.6	(6,701)	-4.1
Operating income (loss)	6,172	3.8	51,433	(14,171)	-9.6	20,343	—

Note:  U.S.$1 = Yen 120

2. Geographic segment information

		The 3rd Qtr. of FY2003			The 3rd Qtr. of FY2002
	Term	(Oct. 1, 2002 - Dec. 31, 2002)			(Oct. 1, 2001 - Dec. 31, 2001)		Change

Region		(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Japan	Net sales	86,486	100.0	720,717	82,702	100.0	3,784	4.6
	Operating income (loss)	1,310	1.5	10,917	(10,627)	-12.8	11,937	—

Americas	Net sales	27,451	100.0	228,758	26,472	100.0	979	3.7
	Operating income (loss)	350	1.3	2,917	(2,429)	-9.2	2,779	—

Europe	Net sales	22,009	100.0	183,408	20,773	100.0	1,236	6.0
	Operating income (loss)	(821)	-3.7	(6,842)	(581)	-2.8	(240)	-41.3

Asia and others	Net sales	82,834	100.0	690,284	68,875	100.0	13,959	20.3
	Operating income (loss)	5,156	6.2	42,966	(602)	-0.9	5,758	—

Intersegment eliminations	Net sales	57,102		475,850	50,786		6,316
	Operating income (loss)	(177)		(1,475)	(68)		(109)

Total	Net sales	161,678	100.0	1,347,317	148,036	100.0	13,642	9.2
	Operating income (loss)	6,172	3.8	51,433	(14,171)	-9.6	20,343	—

Notes:	1.	The sales are classified by geographic areas of the seller and include transfers between geographic areas.
	2.	U.S.$1 = Yen 120

3. Sales by region

	The 3rd Qtr. of FY2003			The 3rd Qtr. of FY2002
Term	(Oct. 1, 2002 - Dec. 31, 2002)			(Oct. 1, 2001 - Dec. 31, 2001)		Change

Region	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)%

Americas	28,134	17.4	234,450	28,526	19.3	(392)	-1.4
Europe	21,998	13.6	183,317	21,384	14.4	614	2.9
Asia and others	68,506	42.4	570,883	57,269	38.7	11,237	19.6
Overseas sales total	118,638	73.4	988,650	107,179	72.4	11,459	10.7

Japan	43,040	26.6	358,667	40,857	27.6	2,183	5.3

Net sales	161,678	100.0	1,347,317	148,036	100.0	13,642	9.2

Notes:	1.	Sales by region are classified by geographic areas of the buyer.
	2.	U.S.$1 = Yen 120

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CONSOLIDATED

(Notes)

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

2.	During this consolidated accounting period, TDK had 73 subsidiaries (21 in Japan and 52 overseas). TDK also had 7 affiliates (4 in Japan and 3 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income (loss), other comprehensive income (loss) and total comprehensive income (loss) for the three months ended December 31, 2002 and 2001 were as follows;

	The 3rd Qtr. of FY2003		The 3rd Qtr. of FY2002
Term	(Oct. 1, 2002 - Dec. 31, 2002)		(Oct. 1, 2001 - Dec. 31, 2001)

Items	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Net income (loss)	4,575	38,125	(9,759)

Other comprehensive income (loss):
Foreign currency translation adjustments	(3,660)	(30,500)	20,803
Minimum pension liability adjustments	(3,708)	(30,900)	(12,769)
Net unrealized gains (losses) on securities	(8)	(67)	802

Total comprehensive income (loss)	(2,801)	(23,342)	(923)

Note: U.S.$1 = Yen 120

4.	Adoption of new accounting standards

1) Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)

In May 2000, the Emerging Issues Task Force reached a final consensus on Issue 00-14 (“EITF 00-14”), “Accounting for Certain Sales Incentives”. EITF 00-14 addresses accounting and reporting standards for sales incentives such as coupons or rebates that are provided by vendors or manufacturers and are exercisable by customers at the point of sale.
     In April 2001, the Emerging Issues Task Force also reached a final consensus on a portion of Issue 00-25 (“EITF 00-25”), “Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor’s Products or Services”. EITF 00-25 addresses the income statement characterization of consideration, other than that directly addressed in EITF 00-14, from a vendor (typically a manufacturer or distributor) to a customer (typically a retailer or wholesaler) in connection with the sale to the customer of the vendor’s products or promotion of sales of the vendor’s products by the customer.
In November 2001, EITF 00-14 and EITF 00-25 were subsequently codified in and superseded by Issue 01-9 (“EITF 01-9”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” on which the Emerging Issues Task Force reached a final consensus. TDK adopted EITF 01-9 on April 1, 2002. The adoption of EITF 01-9 did not have a material effect on TDK’s consolidated financial position or results of operations.

2) Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” which supersedes both Statement of Financial Accounting Standards No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” and the accounting and reporting provisions of APB Opinion No. 30 (“Opinion 30”), “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business (as previously defined in that Opinion).
SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS 121. TDK adopted SFAS 144 on April 1, 2002. The adoption of SFAS 144 did not have a material effect on TDK’s consolidated financial position or results of operations.

5.	U.S. dollar amounts are translated from Yen, for convenience only, at the rate of Yen 120 = U.S.$1, the approximate rate on the Tokyo Foreign Exchange Market on December 30, 2002.

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